SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                              Redback Networks Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    757209507
                         ------------------------------
                                 (CUSIP Number)

                                   Bruce Gille
                        c/o Lydian Asset Management L.P.
                               495 Post Road East
                               Westport, CT 06880
                                 (203) 571-1310
                         ------------------------------

                                 with copies to:

                              William Natbony, Esq.
                          Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 January 2, 2004
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 757209507                                                 Page 2 of 10
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Lydian Asset Management L.P. (13-4069231)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,997,200
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,997,200
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,997,200
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 757209507                                                 Page 3 of 10
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Lydian Overseas Partners Master Fund Ltd. (98-0213902)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     2,729,992
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            2,729,992
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,729,992
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IV
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 757209507                                                 Page 4 of 10
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Lydian Global Opportunities Master Fund Ltd. (98-0397985)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     216,408
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            216,408
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      216,408
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IV
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 757209507                                                 Page 5 of 10
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Dylan (IMA) Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     50,800
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            50,800
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      50,800
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IV
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 757209507                                                 Page 6 of 10
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      David C. Friezo
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     20.4
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,997,200
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            20.4
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,997,200
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,997,220.4
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This statement relates to the common stock, par value $.0001 per share, of Redback Networks Inc. (the "Issuer"), a Delaware corporation. The Issuer's principal executive offices are located at 300 Holger Way, San Jose, CA 95134.

Item 2. Identity and Background.

      (a) The persons filing this Schedule 13D are (i) Lydian Asset Management L.P., a Delaware limited partnership (the "Advisor"); (ii) Lydian Overseas Partners Master Fund Ltd., a company organized under the laws of the Cayman Islands ("Overseas Fund"); (iii) Lydian Global Opportunities Master Fund Ltd., a company organized under the laws of the Cayman Islands ("Global Fund"); (iv) Dylan (IMA) Ltd., a company organized under the laws of the Cayman Islands (the "Dylan Fund" and together with the Overseas Fund and the Global Fund, the "Funds"); and (v) David C. Friezo ("Mr. Friezo") (collectively the "Reporting Persons"). This Schedule 13D reports the ownership of shares of common stock of the Issuer ("Common Stock") that may be deemed to be beneficially owned by the Funds and, indirectly, by the Advisor and Mr. Friezo by reason of their power to direct the voting and disposition of such shares, as well as certain shares beneficially owned directly by Mr. Friezo. Mr. Friezo is the managing member and controlling holder of Lydian Capital Advisors LLC, which is the general partner of the Advisor, the investment advisor to the Funds.

      (b) The principal business of the Advisor is to advise the Funds in their investment activities. The business address of the Advisor is 495 Post Road East, Westport, CT 06880. The principal business of the Global Fund is global convertible arbitrage and other credit related strategies including relative value credit in high yield corporate bonds and capital structure arbitrage in debt. The principal business of the Overseas Fund and the Dylan Fund is global convertible arbitrage. The business address of each of the Funds is Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. The principal business of Mr. Friezo is to serve as the managing member of Lydian Capital Advisors LLC. Mr. Friezo's business address is 495 Post Road East, Westport, CT 06880.

      During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding, or been a party to a civil proceeding as a result of which he or it has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Friezo is a citizen of the United States. The Advisor is organized under the laws of Delaware. The Funds were each organized under the laws of the Cayman Islands.

Item 3. Source and Amount of Funds or Other Consideration

      The Issuer announced that it would emerge from bankruptcy on January 2, 2004 pursuant to a plan of reorganization. Immediately prior to the Issuer's emergence from bankruptcy, (i) the Overseas Fund owned 26,870 convertible bonds issued by the Issuer; (ii) the Global Fund owned 2,130 convertible bonds issued by the Issuer; and (iii) the Dylan Fund owned 500 convertible bonds issued by the Issuer. On January 2, 2004 and pursuant to the plan of reorganization, the convertible bonds were extinguished in exchange for Common Stock at a rate of
101.6 shares of Common Stock for every bond held. Thus, as a result of the Issuer's emergence from bankruptcy, (i) the Overseas Fund became the holder of 2,729,992 shares of Common Stock; (ii) the Global Fund became the holder of 216,408 shares of Common Stock; and (iii) the Dylan Fund became the holder of 50,800 shares of Common Stock.

      In January 2001, Mr. Friezo purchased 1,500 shares of Common Stock with personal funds. As a result of a reverse stock split on January 2, 2004, Mr. Friezo is now the holder of 20.438 shares of Common Stock.

Item 4. Purpose of Transaction

      The Reporting Persons acquired the Common Stock as a result of the events described in Item 3 of this Schedule 13D. In the future, the Reporting Persons may, in addition to making investment decisions involving the Common Stock, explore from time to time either separately or with others, a variety of alternatives which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D, including without limitation: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

      The Overseas Fund is short (i) 934 shares of Common Stock (68,531 shares of Common Stock prior to the reverse stock split); (ii) 985 $5.00 Warrants expiring January 1, 2010; and (iii) 1,037 $9.50 Warrants expiring January 1, 2010.

Item 5. Interest in Securities of the Issuer

      (a) Based upon a total of 51,549,000 shares of Common Stock outstanding:

            (i) The aggregate number of shares of Common Stock beneficially owned by the Advisor is 2,997,200, representing approximately 5.8% of the Issuer's outstanding Common Stock (calculated under Rule 13d-3 of the Exchange Act) comprised of: (A) 2,729,992 shares of Common Stock beneficially owned by the Overseas Fund; (B) 216,408 shares of Common Stock beneficially owned by the Global Fund; and (C) 50,800 shares of Common Stock beneficially owned by the Dylan Fund;

            (ii) The aggregate number of shares of Common Stock beneficially owned by the Overseas Fund is 2,729,992, representing approximately 5.3% of the Issuer's outstanding Common Stock (calculated under Rule 13d-3 of the Exchange Act);

            (iii) The aggregate number of shares of Common Stock beneficially owned by the Global Fund is 216,408, representing approximately 0.4% of the Issuer's outstanding Common Stock (calculated under Rule 13d-3 of the Exchange Act);

            (iv) The aggregate number of shares of Common Stock beneficially owned by the Dylan Fund is 50,800, representing approximately 0.1% of the Issuer's outstanding Common Stock (calculated under Rule 13d-3 of the Exchange Act); and

            (v) The aggregate number of shares of Common Stock beneficially owned by Mr. Friezo is 2,997,220.4, representing approximately 5.8% of the Issuer's outstanding Common Stock (calculated under Rule 13d-3 of the Exchange Act) comprised of: (A) 20.4 shares of Common Stock owned directly by Mr. Friezo; (B) 2,729,992 shares of Common Stock beneficially owned by the Overseas Fund; (C) 216,408 shares of Common Stock beneficially owned by the Global Fund; and (D) 50,800 shares of Common Stock beneficially owned by the Dylan Fund.

      (b) The Advisor has shared power to vote and dispose of 2,997,200 shares of Common Stock. The Overseas Fund has sole power to vote and dispose of 2,729,992 shares of Common Stock. The Global Fund has sole power to vote and dispose of 216,408 shares of Common Stock. The Dylan Fund has sole power to vote and dispose of 50,800 shares of Common Stock. Mr. Friezo has sole power to vote and dispose of 20.4 shares of Common Stock and shared power to vote and dispose of 2,997,200 shares of Common Stock.

      (c) On January 2, 2004, the Issuer emerged from bankruptcy. Pursuant to the plan of reorganization, convertible bonds owned by the Funds were extinguished in exchange for Common Stock as more fully described in Item 3 of this Schedule 13D.

      (d) N/A

      (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      See Items 2, 3 and 4 above.

Item 7. Material to be filed as Exhibits.

      Exhibit 1. Joint Filing Agreement.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2004


                                    LYDIAN  ASSET MANAGEMENT L.P.

                                    By: /s/ David C. Friezo
                                        ----------------------------------
                                    Name:  David C. Friezo
                                    Title: Partner


                                    LYDIAN OVERSEAS PARTNERS MASTER FUND LTD.

                                    By: /s/ David C. Friezo
                                        ----------------------------------
                                    Name:  David C. Friezo
                                    Title: Director


                                    LYDIAN GLOBAL OPPORTUNITIES MASTER FUND LTD.

                                    By: /s/ David C. Friezo
                                        ----------------------------------
                                    Name:  David C. Friezo
                                    Title: Director


                                    DYLAN (IMA) LTD.

                                    By: /s/ Steven Ritchie
                                        ----------------------------------
                                    Name:  Steven Ritchie
                                    Title: Signatory


                                    /s/ David C. Friezo
                                    ----------------------------------
                                    David C. Friezo